FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 9TH, 2021

1.       DATE, TIME AND PLACE: on December 9th, 2021, at 01:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and recommendation on the proposal to issue shares under the Company's stock option program and the respective capital increase; (ii) Analysis and deliberation on the calendar of corporate events for the year 2022; (iii) Analysis and deliberation on the Memorandum of Understanding related to the Company's Expansion project.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1       Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B5, B6 and B7 of the Compensation Plan, and to Series C5, C6 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 801.327,51 (eight hundred and one thousand, three hundred and twenty-seven reais, and fifty-one centavos), by issuance of 72.644 (seventy-two thousand, six hundred and forty-four) common shares, whereas:

(i)              7.118 (seven thousand, one hundred and eighteen) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 71.18 (seventy-one reais and eighteen centavos), due to the exercise of options from Series B5;

(ii)                32.537 (thirty-two thousand, five hundred and thirty-seven) common shares, at the issuance rate of R$ 15.42 (fifteen reais and forty-two centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 501,720.54 (five hundred and one thousand, seven hundred and twenty reais and fifty-four centavos), due to the exercise of options from Series C5;

(iii)              5.462 (five thousand, four hundred and sixty-two) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 54.62 (fifty-four reais and sixty-two centavos), due to the exercise of options from Series B6;

(iv)              9.337 (nine thousand, three hundred and thirty-seven) common shares, at the issuance rate of R$ 17.39 (seventeen reais and thirty-nine centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 162,370.43 (one hundred and sixty-two thousand, three hundred and seventy reais and forty-three centavos), due to the exercise of options from Series C6;

(v)                7.314 (seven thousand, three hundred and fourteen) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 73.14 (seventy-three reais and fourteen centavos), due to the exercise of options from Series B7; and

(vi)              10.876 (ten thousand, eight hundred and seventy-six) common shares, at the issuance rate of R$ 12.60 (twelve reais and sixty centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 137,037.60 (one hundred and thirty-seven thousand and thirty-seven reais and sixty centavos), due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 5,858,606,164.95 (five billion, eight hundred and fifty-eight million, six hundred and six thousand, one hundred and sixty-four reais and ninety-five centavos), to R$ 5,859,407,492.46 (five billion, eight hundred and fifty-nine million, four hundred and seven thousand, four hundred and ninety-two reais and forty-six centavos), fully subscribed and paid for, divided into 269.409.195 (two hundred and sixty-nine million, four hundred and nine thousand, one hundred and ninety-five) common shares with no par value.

5.2 Analysis and deliberation on the calendar of corporate events for the year 2022: the Members of the Board of Directors resolved, unanimously and without reservations, to approve the calendar of corporate events of the Company for the year 2022.

5.3 Analysis and deliberation on the Memorandum of Understanding related to the Company's Expansion project: the Members of the Board of Directors resolved, unanimously and without reservations, to approve the execution of a Memorandum of Understanding related to the expansion of the Pão de Açúcar stores.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 9th, 2021. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 9, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.